================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                  SCHEDULE TO
                                (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
              OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            JUSTIN INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                         J ACQUISITION CORP. (OFFEROR)
                   BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                        (Title of Class of Securities)

                                   482171105
                     (CUSIP Number of Class of Securities)

                                ---------------

                                MARC D. HAMBURG
                                VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE 68131
                           TELEPHONE: (402) 346-1400
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------

                                   COPY TO:
                            ROBERT E. DENHAM, ESQ.
                          MUNGER, TOLLES & OLSON, LLP
                            355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE
===============================================================================
 Transaction Valuation*                               Amount of Filing Fee
-------------------------------------------------------------------------------
  $583,075,462                                             $116,616
===============================================================================

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of (i) 25,775,603 million shares of the outstanding Common Stock, par value $2.50 per share, of the Subject Company ("Subject Company Common Stock"), (ii) 2,826 shares of Subject Company Common Stock issuable upon the conversion of the 100 outstanding shares of Series Two Convertible Voting Preferred Stock, par value $2.50 per share, of the Subject Company (according to the Subject Company's most recent proxy statement), and (iii) 1,705,885 shares of Subject Company Common Stock issuable upon exercise of options on Subject Company Common Stock outstanding as of June 19, 2000 and exercisable at an average exercise price of $12.65 (according to the Subject Company).
===============================================================================

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: None.

  Form or Registration No.: Not applicable.

  Filing Party: Not applicable.

  Date Filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

  This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by J Acquisition Corp., a Texas corporation ("Purchaser"), a wholly-owned subsidiary of Berskshire Hathaway Inc., a Delaware corporation ("Berkshire"). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $2.50 per share (together with the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 6, 1989, as amended from time to time, between the Company and The Bank of New York, as Rights Agent, the "Shares"), of Justin Industries, Inc., a Texas corporation (the "Company"), at a purchase price of $22 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 of this Schedule TO. The Agreement and Plan of Merger, dated as of June 19, 2000, among Berkshire, Purchaser and the Company, which is filed as Exhibit (d)(1) hereto and the Stockholders Agreement, dated as of June 19, 2000, among Berkshire, Purchaser and certain of the Company's stockholders, which is filed as Exhibit
(d)(2) hereto, are incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

  None of Berkshire, Purchaser nor, to the best of their knowledge, any of the persons listed on Schedule I to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

ITEM 12. EXHIBITS.

   (a)(1) Offer to Purchase dated June 27, 2000.

   (a)(2) Form of Letter of Transmittal.

   (a)(3) Form of Notice of Guaranteed Delivery.

          Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
   (a)(4) and Other Nominees.

   (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.

   (a)(6) Text of joint press release issued by Berkshire and the Company dated
           June 20, 2000 (incorporated by reference from the Tender Offer
           Statement on Schedule TO filed by Berkshire with the Securities and Exchange Commission on June 20, 2000).

   (a)(7) Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.

   (a)(8) Form of summary advertisement dated June 27, 2000.

   (b)    None.

   (c)    None.

   (d)(1) Agreement and Plan of Merger, dated as of June 19, 2000, among
           Berkshire, Purchaser and the Company (incorporated by reference to Exhibit 10.1 of the Form 8-K/A filed by Berkshire with the Securities and Exchange Commission on June 27, 2000).

   (d)(2) Stockholders Agreement, dated as of June 19, 2000, among Berkshire
           Hathaway Inc., J Acquisition Corp., John S. Justin, Jr., the John and Jane Justin Charitable Remainder Unitrust under Agreement dated
           June 20, 1998, and the John S. Justin, Jr. Charitable Remainder
           Trust under Agreement dated October 12, 1992 (incorporated by reference to Exhibit 10.2 of the Form 8-K filed with the Securities and Exchange Commission on June 20, 2000).

   (e)    None.

   (f)    None.

   (g)    None.

   (h)    None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          J ACQUISITION CORP.

                                                  /s/ MARC D. HAMBURG
                                          By __________________________________
                                             Name: Marc D. Hamburg
                                             Title: Vice President

                                          BERKSHIRE HATHAWAY INC.

                                                  /s/ MARC D. HAMBURG
                                          By __________________________________
                                             Name: Marc D. Hamburg
                                             Title: Vice President and Chief
                                              Financial Officer

Dated: June 27, 2000

                                 EXHIBIT INDEX

 (a)(1) Offer to Purchase dated June 27, 2000.

 (a)(2) Form of Letter of Transmittal.

 (a)(3) Form of Notice of Guaranteed Delivery.

 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.

 (a)(6) Text of joint press release issued by Berkshire and the Company dated
         June 20, 2000 (incorporated by reference from the Tender Offer
         Statement on Schedule TO filed by Berkshire with the Securities and Exchange Commission on June 20, 2000).

 (a)(7) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.

 (a)(8) Form of summary advertisement dated June 27, 2000.

 (b)    None.

 (c)    None.

 (d)(1) Agreement and Plan of Merger, dated as of June 19, 2000, among
         Berkshire, Purchaser and the Company (incorporated by reference to Exhibit 10.1 of the Form 8-K/A filed by Berkshire with the Securities and Exchange Commission on June 27, 2000).

 (d)(2) Stockholders Agreement, dated as of June 19, 2000, among Berkshire
         Hathaway Inc., J Acquisition Corp., John S. Justin, Jr., the John and
         Jane Justin Charitable Remainder Unitrust under Agreement dated June
         20, 1998, and the John S. Justin, Jr. Charitable Remainder Trust under Agreement dated October 12, 1992 (incorporated by reference to Exhibit 10.2 of the Form 8-K filed with the Securities and Exchange
         Commission on June 20, 2000).

 (e)    None.

 (f)    None.

 (g)    None.

 (h)    None.